SEC
Mail Processing
Section
FEB 13 2017
Washington DC
406

SECURITI 17006129

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.E. LAIRD SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 OTIS AVENUE
(No. and Street)

ST PAUL (City) MN (State) 55104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TOM LAIRD 651/414-9552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP JOHN LINDELL, PTR.
(Name – *if individual, state last, first, middle name*)

225 S. 6th STREET, STE 2300 (Address) MINNEAPOLIS (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange
FEB 13 2017
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

OATH OR AFFIRMATION

I, Thomas E. Laird, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TE Laird Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET M. GOULD
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- NO ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of ~~Changes in~~ Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T.E. LAIRD SECURITIES, LLC

St. Paul, Minnesota

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2016

T.E. LAIRD SECURITIES, LLC

TABLE OF CONTENTS
As of and for the Year Ended December 31, 2016

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
T.E. Laird Securities, LLC
St. Paul, Minnesota

We have audited the accompanying statement of financial condition of T.E. Laird Securities, LLC as of December 31, 2016, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of T.E. Laird Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.E. Laird Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in page 8 has been subjected to audit procedures performed in conjunction with the audit of T.E. Laird Securities, LLC's financial statements. The supplemental information is the responsibility of T.E. Laird Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 6, 2017

T.E. LAIRD SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2016

ASSETS

CASH	$	18,451
OTHER ASSETS		205
TOTAL ASSETS	$	18,656

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE	$	157
Total Liabilities		157
MEMBER'S EQUITY		18,499
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	18,656

See accompanying notes to financial statements.

T.E. LAIRD SECURITIES, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

REVENUES	$ -
EXPENSES	14,863
INTEREST INCOME	26
NET LOSS	$ (14,837)

See accompanying notes to financial statements.

T.E. LAIRD SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2016

BALANCE, December 31, 2015	$	26,556
Contributions from member		6,780
2016 net loss		(14,837)
BALANCE, December 31, 2016	$	18,499

See accompanying notes to financial statements.

T.E. LAIRD SECURITIES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(14,837)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Other assets		2,045
Account payable		(767)
Net Cash Flows from Operating Activities		(13,559)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from member		6,780
Net Cash Flows from Financing Activities		6,780
Net Change in Cash		(6,779)
CASH - Beginning of Year		25,230
CASH - END OF YEAR	$	18,451

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

T.E. Laird Securities, LLC (the "Company") was organized in Delaware as a limited liability company on October 3, 2013. The Company offers investment banking services to the public. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) as of March 18, 2015.

The Company is a wholly-owned subsidiary of TEL Holdings, LLC ("Parent"). The Parent will support the Company operationally through at least February 6, 2018.

Cash

The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenue Recognition

The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an agreement; (2) the service has been provided to the client; (3) the collection of the Company's fees is reasonably assured; and (4) the amount of fees to be paid by the client is fixed or determinable. The Company provides professional services to its clients and revenues are recognized in the period that they are deemed to be earned and collectible under the accrual method of accounting."

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Recently Issued Accounting Pronouncement

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During August 2015, the FASB issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09. ASU No. 2014-09 is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that ASU Nos. 2014-09 and 2015-14 will have on its results of operations, financial condition and cash flows.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2016, the Company had net capital of $18,294 which was $13,294 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.01 to 1 as of December 31, 2016.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2016 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - Subsequent Events

The Company has evaluated subsequent events occurring through February 6, 2017, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

T.E. LAIRD SECURITIES, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2016

COMPUTATION OF NET CAPITAL	
Total member's equity	$ 18,499
Total non-allowable assets	205
Net capital before haircuts on securities positions	18,294
Haircuts on securities positions	-
Net capital	$ 18,294
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 157
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement	$ 5,000
Excess net capital	$ 13,294
Net capital less 120% of minimum net capital requirement	$ 12,294
Ratio: Aggregate indebtedness to net capital	.01 to 1

T.E. LAIRD SECURITIES, LLC

St. Paul, Minnesota

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2016

T.E. LAIRD SECURITIES, LLC

TABLE OF CONTENTS

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
T.E. Laird Securities, LLC
St. Paul, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) T.E. Laird Securities, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which T.E. Laird Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) T.E. Laird Securities, LLC stated that T.E. Laird Securities, LLC met the identified exemption provisions for the year ended December 31, 2016 without exception. T.E. Laird Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about T.E. Laird Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 6, 2017

TE LAIRD SECURITIES, LLC
79 OTIS AVENUE
ST. PAUL, MN 55104

January 16, 2017

Securities & Exchange Commission
100 F Street" NE
Washington, D.C. 20549

RE: Exemption Letter: TE Laird Securities, LLC ("TELSEC")
SEC Number: 8-69386; FYE 2016

To Whom It May Concern:

TELSEC claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(i) because we do not hold customer accounts or safekeep securities.

Paragraph (k)(2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account" for the Exclusive benefit of Customers of TE Laird Securities, LLC. " The Company met the identified exemption provisions in SEA Rule 15c3-3 throughout the most recent fiscal year without exception.

T.E. Laird Securities, LLC

I, Thomas E. Laird, affirm to the best of my knowledge that this Exemption Report is accurate.

By: Thomas E. Laird

Title: President